Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

December 17, 2015

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Ivan Griswold, Esq.

RE:	Frontier Digital Media Group, Inc.; Registration Statement on Form S-1/A3 Filed July 9, 2015 SEC File No. 333-205571

Dear Mr. Griswold:

Filed electronically on behalf of Frontier Digital Media Group, Inc. (the “Registrant” or “Company”) is Amendment No. 3 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of December 15, 2015. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made.

Risk Factors

(page 5)

1. The previously deleted disclosure has been reinserted into the relevant risk factor.

Certain Relationships and Related Transactions

(page 32)

6. All related parties have been named in the Amendment, including the nature of their respective relationship with the Company and its officers and directors. See page 32.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm